Press Release

GreenPower Announces Delay with Annual Filings for Canadian
Securities Purposes with No Impact to Trading on Nasdaq

Vancouver, British Columbia - July 7, 2026 – GreenPower Motor Company Inc. (NASDAQ: GP) (“GreenPower”), announces that the British Columbia Securities Commission has issued a cease trade order dated July 6, 2026 (the “CTO”) in connection with the Company missing the  Canadian filing deadline of June 29, 2026 for its audited financial statements, management’s discussion and analysis, related certifications and annual information form for the year ended March 31, 2026 (collectively, the “Annual Filings”).  GreenPower has experienced unforeseen delays in finalizing the Annual Filings.

Trading of the Company's shares under the ticker GP on the Nasdaq stock exchange is not impacted by the CTO. U.S. filings are due by July 31, 2026.

The Company is diligently working with its auditors to complete the Annual Filings as quickly as possible. After completing the filings, the CTO will be revoked.

For further information contact

Fraser Atkinson, CEO

(604) 220-8048

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to  www.greenpowermotor.com.

©2026 GreenPower Motor Company Inc. All rights reserved.